Exhibit 95.1
Mine Safety and Health Administration (MSHA) Safety Data
Armstrong Energy, Inc.’s mining operations are subject to regulations issued by MSHA under the U.S. Federal Mine Safety and Health Act of 1977 (the Mine Act). MSHA inspects our mines on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act. Whenever MSHA issues a citation or order, it also generally proposes a civil penalty, or fine, related to the alleged violation. Citations or orders can be contested and appealed, and as part of that process, are often reduced in severity and amount, and are sometimes dismissed. The number of citations, orders and proposed assessments varies depending on the size and type (underground or surface) of the mine, among other factors.
The following disclosures have been provided pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act).
Mine Safety Data. The following provides additional information about references used in the table below to describe the categories of violations, orders or citations issued by MSHA under the Mine Act:

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Section 104 S&S Citations: Citations issued by MSHA under Section 104(a) of the Mine Act for violations of health or safety standards that could significantly and substantially contribute to a serious injury if left unabated.

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Section 104(b) Orders: Orders issued under Section 104(b) of the Mine Act, which represent a failure to abate a citation under Section 104(a) within the period prescribed by MSHA. This results in an order of immediate withdrawal from the area of the mine affected by the condition until MSHA determines that the violation has been abated.

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Section 104(d) Citations and Orders: Citations and orders issued by MSHA under Section 104(d) of the Mine Act for unwarrantable failure to comply with mandatory health or safety standards. These types of violations could significantly and substantially contribute to a serious injury; however, the conditions do not cause imminent danger (refer to discussion of imminent danger orders below).

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Section 104(e) Notices: Notices issued by MSHA under Section 104(e) of the Mine Act for an alleged pattern of violations of mandatory health or safety standards that could significantly and substantially contribute to mine health or safety hazards.

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Section 110(b)(2) Violations: Flagrant violations identified by MSHA under Section 110(b)(2) of the Mine Act. The term flagrant with respect to a violation is defined as “a reckless or repeated failure to make reasonable efforts to eliminate a known violation of a mandatory health or safety standard that substantially and proximately caused, or reasonably could have expected to cause, death or serious bodily injury.”

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Section 107(a) Orders: Orders issued by MSHA under Section 107(a) of the Mine Act for situations in which MSHA determined an imminent danger existed. Orders issued under Section 107(a) of the Mine Act require the operator of the mine to cause all persons (except authorized persons) to be withdrawn from the mine until the imminent danger and the conditions that caused such imminent danger cease to exist.

The following table details the violations, citations and orders issued to us by MSHA during the three months ended June 30, 2016, not taking into account any changes to the severity or amount of such citations or orders after assessment:

Mine(1)	MSHA ID	Section 104 S&S Citations (#)	Section 104(b) Orders (#)	Section 104(d) Citations and Orders (#)	Section 110 (b)(2) Violations (#)	Section 107(a) Orders (#)	Total Dollar Value of Proposed MSHA Assessments (in thousands) ($)	Total Number of Mining Related Fatalities (#)	Received Notice of Pattern of Violations Under Section 104(e) (yes/no)	Received Notice of Potential to Have Pattern of Violations Under Section 104(e) (yes/no)

Midway	15-19217	0	0	0	0	0	0.0	0	No	No
Parkway Underground	15-19358	11	0	1	0	0	40.3	0	No	No
East Fork	15-19407	0	0	0	0	0	0.0	0	No	No
Equality Boot	15-19344	1	0	0	0	0	0.7	0	No	No
Lewis Creek	15-19511	0	0	0	0	0	0.3	0	No	No
Kronos Underground	15-19535	21	0	0	0	0	42.1	0	No	No
Lewis Creek Underground	15-19669	0	0	0	0	0	0.0	0	No	No
Survant Underground	15-19744	5	0	0	0	0	0.9	0	No	No
Midway Prep.	15-19165	0	0	0	0	0	0.2	0	No	No
Parkway Prep.	15-19356	0	0	0	0	0	0.0	0	No	No
Armstrong Prep. & Dock	15-19345	0	0	0	0	0	0.0	0	No	No

(1)
The table does not include the following: (i) facilities which have been idled or closed unless they received a citation or order issued by MSHA; and (ii) permitted mining sites where we have not begun operations and therefore have not received any citations.

Pending Legal Actions. The table below provides a summary of legal actions pending before the Federal Mine Safety and Health Review Commission (the Commission) as of June 30, 2016, as well as the aggregate number of legal actions instituted and resolved during the three months ended June 30, 2016. Each legal action is assigned a docket number by the Commission and may have as its subject matter one or more citations, orders, penalties or complaints. The Commission is an independent adjudicative agency established by the Mine Act that provides administrative trial and appellate review of legal disputes arising under the Mine Act. These cases may involve, among other questions, challenges by operators to citations, orders and penalties they have received from MSHA, or complaints of discrimination by miners under Section 105 of the Mine Act.

The following provides additional information of the types of proceedings that may be brought before the Commission:

•	Contest Proceedings – A contest proceeding may be filed by an operator to challenge the issuance of a citation or order issued by MSHA.

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Civil Penalty Proceedings – A civil penalty proceeding may be filed by an operator to challenge a civil penalty MSHA has proposed for a violation contained in a citation or order. The validity of the citation may be challenged in this proceeding, as well.

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Discrimination Proceedings – Involves a miner’s allegation that he or she has suffered adverse employment action because he or she engaged in activity protected under the Mine Act, such as making a safety complaint. Also includes temporary reinstatement proceedings involving cases in which a miner has filed a complaint with MSHA stating that he or she has suffered discrimination and the miner has lost his or her position.

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Compensation Proceedings – A compensation proceeding may be filed by miners entitled to compensation when a mine is closed by certain closure orders issued by MSHA. The purpose of the proceeding is to determine the amount of compensation, if any, due to miners idled by the orders.

•	Temporary Relief – Applications for temporary relief are applications filed under section 105(b)(2) of the Mine Act for temporary relief from any modification or termination of any order.

•	Appeals – An appeal may be filed by an operator to challenge judges’ decisions or orders to the Commission, including petitions for discretionary review and review by the Commission on its own motion.

Mine	MSHA ID	Legal Actions Pending as of Last Day of Period (#)	Contests of Citations and Orders (#)	Contests of Proposed Penalties (#)	Complaints for Compensation (#)	Complaints of Discharge, Discrimination, or Interference (#)	Applications for Temporary Relief (#)	Appeals of Judges’ Decisions or Orders (#)	Legal Actions Initiated During Period (#)	Legal Actions Resolved During Period (#)

Midway	15-19217	1	0	1	0	0	0	0	0	1
Parkway Underground	15-19358	21	0	12	0	9	0	0	10	7
East Fork	15-19407	0	0	0	0	0	0	0	0	0
Equality Boot	15-19344	2	0	2	0	0	0	0	0	2
Lewis Creek	15-19511	0	0	0	0	0	0	0	0	0
Kronos Underground	15-19535	10	0	10	0	0	0	0	5	6
Lewis Creek Underground	15-19669	0	0	0	0	0	0	0	0	1
Survant Underground	15-19744	2	0	2	0	0	0	0	0	0
Midway Prep.	15-19165	0	0	0	0	0	0	0	0	0
Parkway Prep.	15-19356	3	0	3	0	0	0	0	2	0
Armstrong Prep. & Dock	15-19345	3	0	2	0	1	0	0	1	0
Big Run Underground	15-18552	0	0	0	0	0	0	0	0	0